EXHIBIT 99.1

Equinor ASA: Execution of debt capital market transactions

On Thursday November 6, 2025 Equinor ASA (OSE:EQNR, NYSE:EQNR), guaranteed by Equinor Energy AS, executed the following debt capital market transactions under its US Shelf Registration Statement filed with the Securities and Exchange Commission in the United States:

  Issue of USD 250 million 4.25% Notes due June 2, 2028 (the “2028 Notes”)
  Issue of USD 250 million 4.50% Notes due September 3, 2030 (the “2030 Notes”)
  Issue of USD 1 billion 4.75% Notes due November 14, 2035

The 2028 Notes and the 2030 Notes will constitute a further issuance of, and will be consolidated and form a single series with, Equinor’s outstanding USD 550 million 4.25% Notes due June 2, 2028 and USD 400 million 4.50% Notes due September 3, 2030, respectively, which were issued on June 3, 2025.

The net proceeds from the issue of the Notes will be used for general corporate purposes, which may include the repayment or purchase of existing debt or other purposes described in the prospectus supplement for the issue of Notes. The transaction will increase the financial flexibility of the company.

The offering is scheduled to close on November 14, 2025, subject to the satisfaction of customary conditions.

Any public offering in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Equinor ASA and Equinor Energy AS, and previously declared effective.

Further information from:

Investor relations:
Bård Glad Pedersen, Senior Vice President, Investor Relations,
+47 918 01 791

Press:
Rikke Høistad Sjøberg, Media Relations,
+47 901 01 451

Finance:
Sverre Serck-Hanssen, Vice President, Capital Markets,
+47 951 68 342

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Equinor ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The offering is being made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission ("SEC"). The offering is being made only by means of a prospectus and related prospectus supplement. The prospectus and related preliminary prospectus supplement may be obtained by visiting the SEC's website at www.sec.gov. Alternatively, you may request these documents by calling (1) Barclays Capital Inc. at 1-888-603-5847, (2) Citigroup Global Markets Inc. at 1-800-831-9146, (3) Mizuho Securities USA LLC at 1-866-271-7403, or (4) Morgan Stanley & Co. LLC. at +1-866-718-1649.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act